FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street

Kowloon, Hong Kong

(Address of Registrant’s principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibits:

Exhibit

1.	Announcement of Extension of Time Limit for Despatch of Shareholder Circular issued on 23 March 2005 and published in Hong Kong newspapers on 24 March 2005.

2.	Announcement of Notice of Annual General Meeting issued on 31 March 2005 and published in Hong Kong newspapers on 31 March 2005.

3.	Circular of Discloseable Transaction - Acquisition of Singapore Power’s Merchant Energy Business in Australia issued on 7 April 2005.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of
CLP HOLDINGS LIMITED

By:	/ s / April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 11 April 2005

3

Exhibit 1

EXTENSION OF TIME LIMIT FOR DESPATCH OF SHAREHOLDER CIRCULAR

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The Company has applied to the Stock Exchange for an extension of the time limit for despatch of Shareholder Circular.

Reference is made to the announcement of the Company (the “Announcement”) dated 8 March 2005 and published on 9 March 2005 in relation to the Acquisition. Capitalised terms used herein shall have the same meanings as defined in the Announcement unless defined otherwise.

EXTENSION OF TIME LIMIT FOR DESPATCH OF SHAREHOLDER CIRCULAR

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular (the “Circular”) to its Shareholders within 21 days after publication of the Announcement, i.e. on or before 29 March 2005. In order to finalise the contents of the Circular, the Company has applied to the Stock Exchange for an extension of the time limit for despatch of the Circular to the Shareholders. The Circular will be despatched to Shareholders on 7 April 2005 instead of 29 March 2005.

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 23 March 2005

CLP Holdings Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 002)

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce, Mr. P. C. Tan

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh, Mr. Paul M. L. Kan

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood, Dr. Y. B. Lee

Exhibit 2

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the seventh Annual General Meeting of Shareholders of CLP Holdings Limited      (the Company) will be held at The Peninsula, Salisbury Road, Kowloon, Hong Kong on Thursday, 28 April 2005, at 11:00 a.m. for the following purposes:

(1)	To receive and consider the audited Accounts and the Reports of the Directors and Auditors for the year ended 31 December 2004.

(2)	To declare a final dividend and a special final dividend.

(3)	To re-elect Directors.

(4)	To re-appoint Auditors and authorise Directors to fix their remuneration.

(5)	As special business to consider and, if thought fit, pass with or without modification the following Resolution as an Ordinary Resolution:

“That the Non-executive Directors in office at the date of this Resolution shall be appointed for a term determined by the Board being a term of not more than four years, starting from the date of their most recent election or re-election (as the case may be) by shareholders; provided that this term shall end in any event on either:

(a)	the date of the third Annual General Meeting after the date of such election or re-election; or

(b)	the date on which the Director concerned shall retire by rotation,

whichever is the earlier.

Non-executive Directors appointed or re-elected on or after the date of this Resolution shall be appointed or re-elected for a term determined by the Board being a term of not more than four years from the respective date of their appointment or re-election; provided that this term shall end in any event on either:

(a)	the date of the third Annual General Meeting after the first election of such Directors by shareholders in Annual General Meeting; or

(b)	the date on which the Director concerned shall retire by rotation or shall otherwise retire,

whichever is the earlier.

A retiring Non-executive Director shall be eligible for re-election by shareholders.”

(6)	As special business to amend the Company’s Articles of Association by passing the following Resolution as a Special Resolution:

“That the Articles of Association of the Company be and are hereby amended by deleting the word “not” at the end of the 2nd line of Article 103.”

As special business to consider and, if thought fit, pass with or without modification the following Resolutions as Ordinary Resolutions:

(7)	“That:

(a)	subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options or warrants which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) a Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed five per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution and the said mandate shall be limited accordingly;

(d)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).”

(8)	“That:

(a)	a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5.00 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed ten per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution.

(b)	for the purpose of this Resolution:

“Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i)	the conclusion of the next Annual General Meeting of the Company;

(ii)	the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

(9)	“That, conditional upon the passing of Resolutions (7) and (8) set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution (8) shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution (7).”

By Order of the Board
Peter W. Greenwood
Director & Company Secretary

Hong Kong, 31 March 2005

EXPLANATORY NOTES TO THE NOTICE OF ANNUAL GENERAL MEETING

Proxy Information

1.	A Shareholder entitled to attend and vote at the Annual General Meeting to be held on 28 April 2005 (the AGM) convened by the Notice of AGM (the Notice) is entitled to appoint not more than two proxies to attend and vote in his/her stead. The proxy need not be a Shareholder of the Company.

2.	Proxy forms for use at the AGM will be sent to Shareholders together with the Annual Report 2004 on 31 March 2005. The proxy form will be published on the website of The Stock Exchange of Hong Kong (the Exchange) and can also be downloaded from the CLP website : www.clpgroup.com. In order to be valid, proxy forms must be completed, signed and deposited at the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the AGM.

Dividends

3.	The Board has recommended a final dividend and a special final dividend of HK$0.73 per share and HK$0.15 per share respectively. The final dividend and special final dividend totalling HK$0.88 per share are subject to Shareholders’ approval at the AGM. The special final dividend represents the distribution of the profits arising from the sale of 305 Castle Peak Road and the Hok Un redevelopment.

4.	The Register of Shareholders will be closed from 19 April 2005 to 28 April 2005, both days inclusive, during which period the registration of transfers of shares will be suspended. To rank for the final dividend and special final dividend, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on 18 April 2005.

Directors

5.	In relation to agenda item No. (3) in the Notice regarding re-election of Directors, Mr. Andrew Clifford Winawer Brandler, Dr. The Hon. Michael David Kadoorie, The Hon. Sir Chung Sze Yuen, Mr. John Andrew Harry Leigh and Mr. Kan Man Lok, Paul retire at the AGM by rotation pursuant to the Company’s Articles of Association and, being eligible, offer themselves for re-election. The re-election of these retiring Directors will be individually voted on by Shareholders.

6.	The qualifications, previous experience and length of service with the Company of all the Directors who stand for re-election at the AGM are set out in the “Board of Directors and Senior Management” section on pages 92 and 93 of CLP Holdings’ Annual Report 2004 which is sent to Shareholders together with the Notice.

7.	With the exception of Mr. Paul Kan, all the other Directors who stand for re-election at the AGM have interests in the shares of the Company. Such Directors’ interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance are set out in the “Directors’ Report” on pages 118 to 122 in CLP Holdings’ Annual Report 2004 and are unchanged save that as at 18 March 2005 being the latest practicable date prior to the printing of the Notice (latest practicable date), Mr. J. A. H. Leigh was interested only in 22,000 shares in a beneficial capacity.

8.	The amount of emoluments paid for the year ended 31 December 2004 to each of the Directors who stand for re-election at the AGM together with the basis of determining such emoluments are set out in the “Remuneration Report” on pages 108 to 115 in CLP Holdings’ Annual Report 2004.

9.	Other biographical details of each of the Directors who stand for re-election at the AGM, as required by rule 13.51(2) of the Rules Governing the Listing of Securities on the Exchange (the Listing Rules) as at the latest practicable date, are set out below to enable Shareholders to make an informed decision on their re-election. Save for the information set out in this paragraph 9 and in paragraphs 5 to 8 above, there are no other matters that need to be brought to the attention of Shareholders in respect of the Directors who stand for re-election at the AGM.

9.1	Mr. Andrew Clifford Winawer Brandler (aged 48)

Mr. Brandler is the Group Managing Director and Chief Executive Officer of the Company, a Member of the Finance & General Committee and Chairman of the Regulatory Affairs Committee of the CLP Holdings Board. He serves on the boards of various subsidiaries of the Company; namely as Chairman of Hong Kong Nuclear Investment Co. Ltd., Vice Chairman of CLP Power Hong Kong Ltd., CLP Power Asia Ltd. and CLP Research Institute Ltd., Deputy Chairman of CLP Properties Ltd., CLP Telecommunications Ltd. and Kar Ho Development Co. Ltd., and Director of CLP Treasury Services Ltd. and CLP Enterprises Ltd. In the past three years and as at the latest practicable date, Mr. Brandler has not served as a director of any other listed public companies. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

9.2	Dr. The Hon. Michael David Kadoorie (aged 63)

Dr. The Hon. Michael D. Kadoorie is the Chairman of the Company and the Nomination Committee of the CLP Holdings Board. He is also the Chairman of CLP Research Institute Ltd., a wholly-owned subsidiary of the Company. In the past three years and as at the latest practicable date, he has served as Chairman of The Hongkong and Shanghai Hotels, Ltd. and non-executive director of Hong Kong Aircraft Engineering Co. Ltd. and Hutchison Whampoa Ltd. He is a substantial shareholder of the Company and the brother-in-law of a fellow Director, Mr. R. J. McAulay.

9.3	The Hon. Sir Chung Sze Yuen (aged 87)

Sir S. Y. is an Independent Non-executive Director of the Company and a Member of the Audit Committee, Human Resources & Remuneration Committee, Nomination Committee and Regulatory Affairs Committee of the CLP Holdings Board. Sir S. Y. was first appointed to the Board in 1967 and has, therefore, served for more than nine years. He has met the independence guidelines set out in rule 3.13 of the Listing Rules and has submitted to the Exchange a written confirmation concerning his independence to the Company. Sir S. Y. has also given an annual confirmation of his independence to the Company. The Board, therefore, considers him to be independent and believes he should be re-elected, in particular because of his experience and contribution to the Board. In the past three years, Sir S. Y. has served as independent non-executive Chairman of Kowloon Motor Bus Holdings Ltd. and a non-executive director of Sun Hung Kai Properties Ltd. and Wheelock and Co. Ltd. As at the latest practicable date, Sir S. Y. remains on the boards of Kowloon Motor Bus Holdings Ltd. and Sun Hung Kai Properties Ltd. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

9.4	Mr. John Andrew Harry Leigh (aged 51)

Mr. Leigh is a Non-executive Director of the Company. He is a Director of CLP Power Hong Kong Ltd., a wholly-owned subsidiary of the Company. Mr. Leigh is a Director of Sir Elly Kadoorie & Sons Ltd. overseeing a number of the Kadoorie Family’s interests in Hong Kong and overseas and, as such, is associated with a substantial shareholder of the Company. In the past three years and as at the latest practicable date, Mr. Leigh has not served as a director of any other listed public companies.

9.5	Mr. Kan Man Lok, Paul (aged 58)

Mr. Kan is an Independent Non-executive Director of the Company and a Member of the Audit Committee of the CLP Holdings Board. He has met the independence guidelines set out in rule 3.13 of the Listing Rules and has submitted to the Exchange a written confirmation concerning his independence to the Company. Mr. Kan has also given an annual confirmation of his independence to the Company which considers him to be independent. In the past three years and as at the latest practicable date, Mr. Kan has served as executive Chairman of Champion Technology Holdings Ltd., Kantone Holdings Ltd. and DIGITALHONGKONG.COM. He has no financial or family relationships with any other Directors, Senior Management or substantial shareholders of the Company.

Auditors’ Remuneration

10.	In relation to agenda item No. (4) in the Notice regarding the authorisation of Directors to fix auditors’ remuneration, Shareholders should note that, in practice, the amount of auditors’ remuneration for the year 2005 audit cannot be determined at the beginning of the financial year. This is because auditors’ remuneration for any given year varies, in particular by reference to the scope and extent of the audit work which is undertaken during that year.

11.	In order to be able to charge the amount of auditors’ remuneration as operating expenses for the year ending 31 December 2005, Shareholders’ approval to delegate the authority to the Directors to fix the auditors’ remuneration for the year ending 31 December 2005 is required at the AGM.

12.	The work of the auditors and the amount of remuneration paid to the auditors for the year 2004 audit has been reviewed by the Audit Committee, which comprises only Independent Non-executive Directors. The approved amount of auditors’ remuneration and fees paid to the auditors for non-audit services are disclosed on page 104 of CLP Holdings’ Annual Report 2004. All non-audit services performed by the auditors were pre-approved by the Audit Committee in line with the requirements of the Sarbanes-Oxley Act.

Appointment of Non-executive Directors for a Specific Term

13.	Pursuant to paragraphs II.B.35 and II.B.36 of the CLP Code on Corporate Governance (the CLP Code), Non-executive Directors should be appointed for a specific term, subject to re-election. In order to provide for a specific term of appointment for Non-executive Directors, an Ordinary Resolution shall be proposed (Agenda Item No. (5) in the Notice) so that all the Non-executive Directors in office and those appointed or re-elected on or after the date of the Resolution shall be appointed for a term determined by the Board being a term of not more than four years, subject to curtailment upon that Director’s retirement by rotation and re-election by Shareholders.

Articles of Association

14.	Pursuant to paragraph 34 of the CLP Code, every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. In order to maintain the longstanding practice of having one-third of the Directors retiring at each AGM by rotation, while Non-executive Directors can be appointed for a term of not more than four years, a Special Resolution to amend Article 103 of the Company’s Articles of Association shall be proposed (Agenda Item No. (6) in the Notice) so that if the number of all Directors is not a multiple of three, the number nearest to, but greater than, one-third shall retire from office and be subject to re-election.

General Mandate to issue shares

15.	In relation to the general mandate referred to in Resolution (7) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting held on 22 April 2004 giving a general mandate to the Directors to issue up to ten per cent of the share capital of the Company in issue. No shares have been issued pursuant to this mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting.

16.	As noted in CLP Holdings’ Annual Report 2004, the Company is committed to using the mandate sparingly and with consideration for the interests of all our Shareholders. The Board of the Company has decided that, with effect from the AGM, the resolution put to Shareholders will further reduce the limit of the general mandate to not more than five per cent of the share capital of the Company in issue. Accordingly, Resolution (7) shall be proposed at the AGM so that the Directors will be given a general mandate to issue and dispose of additional shares in the Company, not exceeding five per cent of the issued share capital at the date of the Resolution.

17.	At present, the Directors have no immediate proposals to issue any new shares. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to issue shares.

Share Repurchase Mandate

18.	In relation to the general mandate referred to in Resolution (8) in the Notice, an Ordinary Resolution was passed at the Annual General Meeting on 22 April 2004 giving a general mandate to the Directors to repurchase shares of the Company on the Exchange representing up to ten per cent of the issued share capital of the Company. Up to the latest practicable date, no shares were repurchased pursuant to this general mandate, which will lapse at the conclusion of the forthcoming AGM, unless the mandate is renewed at that meeting. The Directors believe that it is in the best interests of the Company and its Shareholders to have a general authority from Shareholders to enable the Directors to repurchase shares on an opportunistic basis for the enhancement of long-term shareholder value. Shareholders’ attention is particularly drawn to the implication of share repurchases under the Hong Kong Code on Takeovers and Mergers as set out in the Explanatory Statement on Share Repurchase Mandate which is sent to Shareholders together with the Notice.

Right to demand a poll

19.	Pursuant to Article 68 of the Articles of Association of the Company, every question submitted to a General Meeting shall be determined in the first instance by a show of hands of the Shareholders present in person, but a poll may be demanded (before or upon the declaration of the result of the show of hands) by the Chairman or by:

(a)	not less than five Shareholders present in person or by proxy having the right to vote at the meeting; or

(b)	a Shareholder or Shareholders present in person or by proxy representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(c)	a Shareholder or Shareholders present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring the right.

20.	Pursuant to Article 68, the Chairman will demand a poll on each of the questions submitted for determination at the forthcoming AGM. The results of the poll will be published in the local newspapers and on the Company’s and the Exchange’s websites on the business day following the AGM, as well as in the Minutes of the AGM for despatch to Shareholders.

Procedure for Shareholders to put forward proposals at the AGM

21.	Pursuant to Article 106 of the Articles of Association of the Company, if a Shareholder wishes to propose a person other than a Director of the Company for election as a Director at the AGM, he/she can deposit a written notice to that effect at the registered office of the Company for the attention of the Company Secretary. In order for the Company to inform Shareholders of that proposal, the written notice must state the full name of the person proposed for election as a Director, include the person’s biographical details as required by rule 13.51(2) of the Listing Rules, and be signed by the Shareholder concerned and that person indicating his/her willingness to be elected. The period for lodgment of such a written notice will commence no earlier than the day after the despatch of the Notice (1 April 2005) and end no later than seven days prior to the date of the AGM (21 April 2005). If the notice is received less than 15 days prior to the AGM, the Company will need to consider the adjournment of the AGM in order to allow Shareholders 14 days’ notice of the proposal.

22.	For other proposals including requisitions to move a resolution at the AGM, Shareholders are requested to follow the requirements and procedures as set out in section 115A of the Hong Kong Companies Ordinance and further explained on CLP’s website. A hard copy of this procedure can be obtained free of charge on request to the Company Secretary.

CLP Holdings Limited

(incorporated in Hong Kong with limited liability under the Hong Kong Companies Ordinance)

(Stock Code: 002)

Non-executive Directors:	Dr. The Hon. Michael D. Kadoorie, Mr. W. E. Mocatta, Mr. J. S. Dickson Leach, Mr. R. J. McAulay, Mr. J. A. H. Leigh, Mr. R. Bischof, Mr. I. D. Boyce and Mr. P. C. Tan.

Independent Non-executive Directors:	The Hon. Sir S. Y. Chung, Dr. William K. Fung, Mr. V. F. Moore, Mr. Hansen C. H. Loh and Mr. Paul M. L. Kan.

Executive Directors:	Mr. Andrew Brandler, Mr. Peter P. W. Tse, Mr. Peter W. Greenwood and Dr. Y. B. Lee.

Exhibit 3

THIS CIRCULAR IS SOLELY FOR YOUR INFORMATION AND YOU ARE ADVISED TO READ AND NOTE THE CONTENTS OF THIS CIRCULAR

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance on the whole or any part of the contents of this circular.

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisor.

If you have sold or transferred all your shares or warrants in CLP Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

CLP HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 002)

DISCLOSEABLE TRANSACTION

ACQUISITION OF SINGAPORE POWER’S

MERCHANT ENERGY BUSINESS IN AUSTRALIA

A letter from the Chairman of CLP Holdings Limited is set out on pages 3 to 6 of this circular.

7 April 2005

CONTENTS

Page
Definitions	3

Letter from the Chairman	5

Appendix – General Information	9

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A$”	Australian Dollars

“Acquisition”	the acquisition by CLP Energy of the EB from Singapore Power through the acquisition of all the issued shares of SPI E&G and SPI Pipelines

“AusPower”	CLP AusPower Pty Ltd (formerly known as AusPower Holdings Pty Limited), the immediate holding company of Yallourn Energy

“Board”	the Board of Directors of the Company

“CLP Energy”	CLP Power Australia Energy Holdings Pty Limited, a wholly-owned subsidiary of CLP Power Asia

“CLP Group”	the Company and its subsidiaries

“CLP Power Asia”	CLP Power Asia Limited, a wholly-owned subsidiary of the Company

“Company”	CLP Holdings Limited, a company incorporated in Hong Kong with limited liability and whose shares are listed on the Stock Exchange (Stock code: 002)

“Consideration”	the consideration for the Acquisition under the Share Sale Agreement

“Directors”	the directors of the Company

“EB”	the merchant energy business in Australia presently owned, prior to the Acquisition, by Singapore Power through its wholly-owned subsidiaries, SPI E&G and SPI Pipelines

“EBITDA”	earnings before interest, tax, depreciation and amortisation

“HK$”	Hong Kong Dollars

“Latest Practicable Date”	31 March 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange

“MW”	Megawatts (one million watts)

“SEAGas”	owner of a 685 kilometre natural gas transmission pipeline between Victoria and South Australia, and 33% owned by SPI Pipelines

“SEAGas Adjustment”	the reduction in the Consideration if the shares in SPI Pipelines are excluded from the Acquisition as a result of the exercise of pre-emption rights

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share Sale Agreement”	the share sale agreement in relation to the Acquisition signed by the Company, CLP Energy and the Vendor on 7 March 2005

“Singapore Power”	Singapore Power Limited

“SPI Australia Group”	SPI Australia Group, a wholly-owned subsidiary of Singapore Power

“SPI E&G”	SPI Electricity & Gas Australia Pty Limited, a company incorporated under the laws of Victoria and a wholly-owned subsidiary of Singapore Power prior to the Acquisition

“SPI Pipelines”	holding companies which hold Singapore Power’s interest in the SEAGas pipeline

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Vendor”	SPI Electricity & Gas Australia Holdings Pty Limited, a company incorporated under the laws of Victoria and a wholly-owned subsidiary of Singapore Power

“Yallourn Energy”	Yallourn Energy Pty Limited, the operator of a 1,480 MW coal-fired power station at Yallourn, Victoria

Note: For the purposes of this circular, unless stated otherwise, an exchange rate of A$1.00 = HK$6.10 has been used.

LETTER FROM THE CHAIRMAN

CLP Holdings Limited (incorporated in Hong Kong with limited liability)

Non-Executive Directors:	Registered Office:

Dr. The Hon. Michael D. Kadoorie	147 Argyle Street
Mr. W. E. Mocatta	Kowloon
Mr. J. S. Dickson Leach	Hong Kong

Mr. R. J. McAulay

Mr. J. A. H. Leigh

Mr. R. Bischof

Mr. I. D. Boyce

Mr. P. C. Tan

Independent Non-Executive Directors:

The Hon. Sir S. Y. Chung

Dr. William K. Fung

Mr. V. F. Moore

Mr. Hansen C. H. Loh

Mr. Paul M. L. Kan

Executive Directors:

Mr. Andrew Brandler

Mr. Peter P. W. Tse

Mr. Peter W. Greenwood

Dr. Y. B. Lee

Alternate Director:

Mr. Bradley W. Corson (alternate to Mr. P. C. Tan)

7 April 2005

To the Shareholders,

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1.	INTRODUCTION

In the Company’s announcement dated 8 March 2005, the Company announced that on 7 March 2005, the Company, its wholly-owned Australian subsidiary CLP Energy, and the Vendor had signed the Share Sale Agreement in relation to the acquisition of the merchant energy business division of SPI Australia Group, a wholly-owned subsidiary of Singapore Power.

The Acquisition constitutes a discloseable transaction of the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to give you further details of the Acquisition and other information prescribed by the Listing Rules.

2.	SHARE SALE AGREEMENT

2.1	Date

7 March 2005

2.2	Parties

The Company, CLP Energy and the Vendor

2.3	Acquisition

Under the Share Sale Agreement, the Vendor will transfer all the issued shares of SPI E&G and procure the transfer of all the issued shares of SPI Pipelines, in each case free from all third party interests, to CLP Energy. The Company will guarantee the obligations of CLP Energy under the Share Sale Agreement.

Prior to completion, SPI E&G will carry out a reorganisation to ensure that its group of companies consists solely of the EB and that all non-EB businesses are segregated and transferred out of SPI E&G group of companies.

SPI Pipelines owns a 33% interest in SEAGas. The Vendor has the option, at any time no later than the fifth business day prior to completion, to exclude all (but not part of) the shares in SPI Pipelines from the Acquisition if the other shareholders of SEAGas exercise their pre-emptive rights over the shares in SEAGas affected by the Acquisition.

If the Vendor exercises such option, the Company does not currently expect that the exclusion of the shares in SPI Pipelines from the Acquisition will result in any material financial or operational impact on the remainder of the EB. If the Vendor exercises such option, the Company will make a further announcement to inform shareholders.

2.4	Consideration

The Consideration for the Acquisition is A$2,128 million (HK$12,981 million), subject to (a) the SEAGas Adjustment; and (b) any adjustment to reflect any increase or decrease in the working capital of SPI E&G as at completion. The Consideration is payable in cash at completion.

It is currently anticipated that part of the Consideration will be financed from the CLP Group’s internal resources. The CLP Group is also in advanced discussions with prospective financiers to arrange for a new corporate finance facility (on a non-recourse basis to the Company) to finance the balance of the Consideration and partly to re-finance existing facilities of Yallourn Energy. The proportions of the Consideration financed from internal resources and external financing have yet to be fixed.

2.5	Conditions

Completion of the Acquisition is conditional upon various regulatory approvals, third party consents and the separation of the EB from SPI Australia Group’s other businesses in Australia.

With regard to regulatory approvals, the Australian Competition and Consumer Commission advised on 30 March 2005 that it did not propose to intervene in respect of the Acquisition. On 31 March 2005, the Australian Foreign Investment Review Board advised that it had no objection to the Acquisition.

2.6	Completion

The targeted completion date for the Acquisition is 31 May 2005 with the ability for that date to be extended according to the terms of the Share Sale Agreement.

3.	INFORMATION ON THE EB

EB is the fifth largest energy retailer in Australia and sells gas and electricity to over 1.1 million customers across Victoria, New South Wales, South Australia and Queensland. It also owns a 1,280 MW gas-fired power station at Torrens Island, South Australia, an interest in a long-term hedge contract for up to 966 MW, and a gas storage facility. SPI Pipelines owns a 33% interest in SEAGas, which owns and operates a 685 kilometre natural gas transmission pipeline between Victoria and South Australia. This interest in SEAGas is the subject of pre-emption rights. In the event that such rights are exercised, the Consideration will be reduced by the SEAGas Adjustment. It is important to note that should such rights be exercised, the EB will retain usage rights associated with the SEAGas pipeline.

For the financial year ended 31 December 2004, the combined unaudited EBITDA of EB was A$181.2 million (HK$1,105 million). For the financial year ended 31 December 2003, the combined unaudited EBITDA of EB was A$217.5 million (HK$1,327 million). As at 31 December 2004, the EB had combined unaudited total assets of A$3,163 million (HK$19,294 million). As the EB is only a part of the SPI Australia Group, the Company understands that interest, tax and depreciation were booked on a group basis and were not individually attributed to the underlying companies which have, therefore, not prepared figures which represent their own profits before and after taxation.

4.	REASONS FOR THE ACQUISITION

The CLP Group’s investments in the Australian energy sector, prior to the Acquisition, comprise a 1,480 MW coal-fired power station at Yallourn, Victoria held through Yallourn Energy, and the AusPower retail business, which sells electricity to large industrial and commercial customers. The Acquisition is in line with the CLP Group’s objective of building a diversified and integrated energy business in Australia, focusing on electricity and gas retail, with a portfolio of physical assets in support of that retail business.

Following completion of the Acquisition, SPI E&G and SPI Pipelines (assuming that the Vendor does not exercise its option to exclude the shares in SPI Pipelines from the Acquisition) will become wholly-owned subsidiaries of the CLP Group. The combined unaudited total assets of EB are A$3,163 million (HK$19,294 million). This represents 23.9% of the audited total assets of the CLP Group as at 31 December 2004 prior to the Acquisition. As the proportions of the Consideration financed from the CLP Group’s internal resources and external financing have not yet been determined, it is therefore not possible to quantify at present the effect of the Acquisition on the overall liabilities of the CLP Group. It is anticipated that the Acquisition will help further diversify the earnings of the CLP Group away from earnings contributed from the electricity business in Hong Kong.

The Consideration was agreed between the parties following a bidding process and after arm’s length negotiations, taking into account a due diligence process previously undertaken by the CLP Group and its advisors. Many factors were taken into account including the cash flow and earnings of the EB and an assessment of its business potential. The Directors consider that the terms of the Acquisition are fair and reasonable and in the interests of the shareholders as a whole.

5.	INFORMATION ABOUT THE CLP GROUP

CLP Power Asia is a member of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests, primarily through CLP Power Asia (of which CLP Energy itself is a subsidiary), in the power sector in the Chinese mainland, Taiwan, Australia, India, and Thailand.

6.	INFORMATION ABOUT SINGAPORE POWER

Singapore Power, headquartered in Singapore, has significant operations in Asia and Australia. Following the sale of the EB to the CLP Group, Singapore Power will retain electricity transmission and distribution networks in Australia.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, Singapore Power and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

7.	GENERAL

Your attention is drawn to the appendix of this circular which contains certain additional information in relation to the Company.

Yours faithfully
For and on behalf of the Board
The Hon. Michael D. Kadoorie
Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

2.	INTERESTS OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

As at the Latest Practicable Date, the interests and short positions of the Directors and the Chief Executive Officer of the Company in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

2.1	Aggregate long position in the shares, underlying shares and debentures of the Company and its associated corporations

The interests of the Directors and Chief Executive Officer in the shares of the Company (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at the Latest Practicable Date were as follows:

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Dr. The Hon. Michael D. Kadoorie	Note (a)	475,381,026	19.7397
Mr. W. E. Mocatta	Founder of a discretionary trust	250,000	0.0104
Mr. J. S. Dickson Leach	Beneficial owner	3,436	0.0001
Mr. R. J. McAulay	Note (b)	439,800,565	18.2623
The Hon. Sir S. Y. Chung	Beneficial owner	393,789	0.0164
Dr. William K. Fung	Beneficial owner	120,000	0.0050

Directors	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Mr. J. A. H. Leigh	Beneficial owner	22,000	0.0009
Mr. R. Bischof	Beneficial owner	50,000	0.0021
Mr. P. C. Tan	Interests held jointly with spouse	5,000	0.0002
Mr. Andrew Brandler (Chief Executive Officer)	Note (c)	10,600	0.0004
Mr. Peter P. W. Tse	Note (d)	20,600	0.0009
Mr. Peter W. Greenwood	Personal	5,600	0.0002
Dr. Y. B. Lee	Note (e)	15,806	0.0007

Notes:

(a)	The Hon. Michael D. Kadoorie was deemed (by virtue of the SFO) to be interested in 475,381,026 shares in the Company. These shares were held in the following capacity:

(i)	1,243 shares were an interest of his spouse.

(ii)	236,335,571 shares were held by discretionary trusts, of which The Hon. Michael D. Kadoorie is one of the discretionary objects.

(iii)	239,044,212 shares were held by a discretionary trust, of which The Hon. Michael D. Kadoorie is one of the discretionary objects and the founder.

For the purpose of the SFO, the spouse of The Hon. Michael D. Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 239,044,212 shares referred to in (iii) above. The spouse of The Hon. Michael D. Kadoorie was therefore deemed to be interested in 239,045,455 shares in the Company, of which 1,243 shares were held by her as beneficial owner and 239,044,212 shares were attributed to her pursuant to the SFO for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 239,044,212 shares attributed to her for disclosure purposes.

(b)	Mr. R. J. McAulay was deemed (by virtue of the SFO) to be interested in 439,800,565 shares in the Company. These shares were held in the following capacity:

(i)	13,141 shares were held in a personal capacity.

(ii)	236,335,571 shares were held by discretionary trusts, of which Mr. R. J. McAulay is one of the discretionary objects.

(iii)	203,451,853 shares were held by a discretionary trust, of which Muriel, Lady Kadoorie, mother-in-law of Mr. R. J. McAulay, is the founder and a beneficiary and Mr. R. J. McAulay, his wife and members of his family are discretionary objects.

(c)	600 shares were held in a personal capacity and 10,000 shares were held in a beneficial owner capacity.

(d)	600 shares were held in a personal capacity and 20,000 shares were held in a beneficial owner capacity.

(e)	600 shares were held in a personal capacity and 15,206 shares were held jointly with spouse.

Messrs. I. D. Boyce, V. F. Moore, Hansen C. H. Loh and Paul M. L. Kan who are Directors of the Company and Mr. Bradley W. Corson who is an Alternate Director have each confirmed that they had no interests in the shares of the Company as at the Latest Practicable Date.

As at the Latest Practicable Date,

(a)	The Hon. Michael D. Kadoorie was a director of Mikado Holding Inc.;

(b)	Mr. W. E. Mocatta was a director of Esko Limited, Hesko Limited, Mikado Holding Inc., Mikado Investments Limited and an alternate director of New Boron Holding Corporation;

(c)	Mr. J. S. Dickson Leach was a director of Oak CLP Limited and Oak (Unit Trust) Holdings Limited and an alternate director of Esko Limited, Hesko Limited and New Boron Holding Corporation;

(d)	Mr. J. A. H. Leigh was a director of Acorn Holdings Corporation, Esko Limited, Hesko Limited, Guardian Limited, Lakshmi Company Limited, Lawrencium Corporation, Merlin Investments Limited, Mikado Holding Inc., Mikado Investments Limited, New Boron Holding Corporation, Oak CLP Limited and Oak (Unit Trust) Holdings Limited;

(e)	Mr. I. D. Boyce was a director of Esko Limited and Hesko Limited; and

(f)	Mr. R. Bischof was a director of Acorn Holdings Corporation, Lakshmi Company Limited, Lawrencium Corporation, Merlin Investments Limited and Oak CLP Limited and an alternate director of Esko Limited, Hesko Limited, Guardian Limited and Mikado Investments Limited.

Acorn Holdings Corporation, Esko Limited, Hesko Limited, Guardian Limited, Lakshmi Company Limited, Lawrencium Corporation, Merlin Investments Limited, Mikado Holding Inc., Mikado Investments Limited, New Boron Holding Corporation, Oak CLP Limited and Oak (Unit Trust) Holdings Limited were substantial shareholders of the Company as at the Latest Practicable Date, which had an interest in the shares and underlying shares of the Company required under the provisions of Divisions 2 and 3 of Part XV of the SFO to be disclosed to the Company.

2.2	Aggregate short position in the shares, underlying shares and debentures of the Company and its associated corporations

None of the Directors had short positions in respect of shares, underlying shares and debentures of the Company and its associated corporations.

3.	INTERESTS OF SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as disclosed below, so far as is known to any Director or the Chief Executive Officer of the Company, no person had any interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the CLP Group:

3.1	Aggregate long position in the shares and underlying shares of the Company

The Company had been notified of the following substantial shareholders’ interests in the shares (other than pursuant to equity derivatives such as share options, warrants to subscribe or convertible bonds) as at the Latest Practicable Date:

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Acorn Holdings Corporation	Beneficiary	196,468,538 Note (a)	8.16

Bermuda Trust Company Limited	Trustee/interests of controlled corporations	682,978,836 Note (a)	28.36

Bermuda Trust (Cayman) Limited	Trustee	203,451,853 Note (b)	8.45

Esko Limited	Interest of controlled corporation/ Beneficiary of trusts	236,335,571 Note (a)	9.81

Hesko Limited	Interest of controlled corporation/ Beneficiary of trusts	236,335,571 Note (a)	9.81

HWR Trustees Limited	Trustee/Interests of controlled corporation	240,482,771 Note (a)	9.99

Lakshmi Company Limited	Beneficiary	196,468,538 Note (a)	8.16

Substantial Shareholders	Capacity	Total Interests in Number of Ordinary Shares of the Company	% of the Issued Share Capital of the Company

Lawrencium Corporation	Beneficiary	196,468,538 Note (a)	8.16

Merlin Investments Limited	Beneficiary	196,468,538 Note (a)	8.16

Mikado Holding Inc.	Trustee	239,044,212 Note (a)	9.93

Mikado Investments Limited	Interest of controlled corporation/ Beneficiary of trusts	239,044,212 Note (a)	9.93

Muriel, Lady Kadoorie	Founder and Beneficiary	203,451,853 Note (b)	8.45

New Boron Holding Corporation	Trustee	196,468,538 Note(a)	8.16

Oak CLP Limited	Beneficiary	203,451,853 Note (b)	8.45

Oak (Unit Trust) Holdings Limited	Trustee	203,451,853 Notes (a) & (b)	8.45

Mr. R. Parsons	Trustee	196,554,172 Note (c)	8.16

Sir Sidney Gordon	Trustee	241,294,165 Note (c)	10.02

Dr. The Hon. Michael D. Kadoorie	Note (d)	475,381,026 Note (d)	19.74

Mr. R. J. McAulay	Note (e)	439,800,565 Note (e)	18.26

Guardian Limited	Beneficiary/ interests in controlled corporation	196,554,172 Note (c)	8.16

Notes:

(a)	The interests of Bermuda Trust Company Limited in the shares of the Company include the interests in the Company held by Esko Limited, Hesko Limited, Acorn Holdings Corporation, Lawrencium Corporation, Mikado Holding Inc, Mikado Investments Limited, Oak (Unit Trust) Holdings Limited and New Boron Holding Corporation.

The interests of Bermuda Trust Company Limited in the shares of the Company also include the shares held by discretionary trusts of which The Hon. Michael D. Kadoorie and/or Mr. R. J. McAulay are among the discretionary objects as disclosed in “Interests of Directors and Chief Executive Officer”.

Bermuda Trust Company Limited was deemed to be interested in the shares in which Esko Limited, Hesko Limited, Mikado Holding Inc, Mikado Investments Limited and Oak (Unit Trust) Holdings Limited are interested, either in the capacity as trustee or by virtue of having direct or indirect control over such companies.

HWR Trustees Limited was deemed to be interested in the shares in which New Boron Holding Corporation was interested by virtue of having direct control over New Boron Holding Corporation. HWR Trustees Limited was also deemed to be interested in 4,147,200 shares in its capacity as trustee of certain trusts.

Lakshmi Company Limited and Merlin Investments Limited were deemed to be interested in the shares in which New Boron Holding Corporation was interested.

Esko Limited and Hesko Limited together controlled Acorn Holdings Corporation and Lawrencium Corporation which together in turn controlled New Boron Holding Corporation and were therefore deemed to be interested in the shares in which such company was deemed interested.

(b)	The interests of Bermuda Trust (Cayman) Limited in the shares of the Company include the interests in the Company in which Oak CLP Limited, Oak (Unit Trust) Holdings Limited and Muriel, Lady Kadoorie were deemed to be interested.

The interests of Muriel, Lady Kadoorie in 203,451,853 shares of the Company include shares in which Mr. R. J. McAulay, Mr. R. Parsons and Sir Sidney Gordon were deemed to be interested.

Bermuda Trust (Cayman) Limited was interested in the 203,451,853 shares by virtue of its capacity as trustee of a trust of which Muriel, Lady Kadoorie is the founder and a beneficiary and Mr. R. J. McAulay is one of the discretionary objects. Bermuda Trust (Cayman) Limited, in its capacity as trustee of a discretionary trust, controlled Oak CLP Limited and was therefore deemed to be interested in the shares in which Oak CLP Limited was interested.

(c)	Mr. R Parsons and Sir Sidney Gordon, in their capacities as trustees of certain trusts, jointly controlled Guardian Limited and therefore were deemed to be interested in the shares in which Guardian Limited was deemed to be interested. Accordingly, the 196,554,172 shares in which Guardian Limited was interested is duplicated within the interests attributed to each of Sir Sidney Gordon and Mr. R. Parsons.

Sir Sidney Gordon was also deemed to be interested in 44,739,993 shares in his capacity as trustee of certain trusts.

(d)	The aggregate long position in the shares of the Company of The Hon. Michael D. Kadoorie is listed below:

Interests in the Ordinary Shares of the Company

Number	Capacity
1,243	Interest of spouse
239,044,212	Founder of a discretionary trust
475,379,783	Discretionary object of various discretionary trusts

The interests of The Hon. Michael D. Kadoorie as a founder of a discretionary trust and a discretionary object of various discretionary trusts are duplicated between each other. His interests, apart from the interest of his spouse, are also duplicated by the interests in the Company held by Bermuda Trust Company Limited and certain discretionary trusts of which Mr. R. J. McAulay is one of the discretionary objects as disclosed in Note (e) below.

For the purpose of the SFO, the spouse of The Hon. Michael D. Kadoorie was taken to have a discloseable duty in Hong Kong in relation to the 239,044,212 shares referred to above. The spouse of The Hon. Michael D. Kadoorie was therefore deemed to be interested in 239,045,455 shares in the Company, of which 1,243 shares were held by her as beneficial owner and 239,044,212 shares were attributed to her pursuant to the SFO for disclosure purposes. Nevertheless, she has no interest, legal or beneficial, in these 239,044,212 shares attributed to her for disclosure purposes.

(e)	See Note (b) under “Interests of Directors and Chief Executive Officer”.

3.2	Aggregate short position in the shares and underlying shares of the Company

As at the Latest Practicable Date, the Company had not been notified of any short positions being held by any substantial shareholder in the shares and underlying shares of the Company.

4.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their associates is considered by the Company to have interests in businesses which compete with, or might compete with, either directly or indirectly, the businesses of the CLP Group, other than those businesses where such Directors have been appointed to represent the interests of the Company and/or other members of the Group.

5.	SERVICE CONTRACTS

No Director has entered into a service contract with any member of the CLP Group which does not expire or is not terminable by such member of the CLP Group within one year without payment of compensation, other than statutory compensation.

6.	LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or claim of material importance and, so far as the Directors are aware, no litigation or arbitration or claim of material importance is pending or threatened by or against the Company or any of its subsidiaries.

7. MISCELLANEOUS

(a)	The Qualified Accountant of the Company is Mr. Peter P. W. Tse, BSc (Eng), MSc, FCA, FCPA.

(b)	The Secretary of the Company is Mr. Peter W. Greenwood, MA, FCS, FCIS.

(c)	The share registrars and transfer office of the Company is Computershare Hong Kong Investor Services Limited, which is situated at 46/F., Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(d)	This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.